UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

RMG NETWORKS HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74966K102	13D/A	Page 2 of 11

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,015,238 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,872,381 (2)
	10	SHARED DISPOSITIVE POWER 285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,095 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%(4)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,481,905 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of (i) 1,339,048 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 1,624,762 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2014.

CUSIP No.	74966K102	13D/A	Page 3 of 11

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,015,238 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,872,381 (2)
	10	SHARED DISPOSITIVE POWER 285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,095 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%(4)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,481,905 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of (i) 1,339,048 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 1,624,762 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2014.

CUSIP No.	74966K102	13D/A	Page 4 of 11

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2014.

CUSIP No.	74966K102	13D/A	Page 5 of 11

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2014.

CUSIP No.	74966K102	13D/A	Page 6 of 11

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,369,688 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,226,831 (2)
	10	SHARED DISPOSITIVE POWER 285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,512,545 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7%(4)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 3,836,355 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of (i) 3,693,498 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 3,979,212 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Based on 12,367,756 shares of the Issuer’s common stock outstanding as of April 28, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2014.

CUSIP No.	74966K102	13D/A	Page 7 of 11

This Amendment No. 6 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC (“DOOH Investments”) and DOOH Investment Manager LLC (“DOOH Manager”) on December 26, 2012, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 14, 2013, Amendment No. 2 to the Schedule 13D filed with the SEC on February 12, 2013, Amendment No. 3 to the Schedule 13D filed with the SEC on May 22, 2013, Amendment No. 4 to the Schedule 13D filed with the SEC on September 20, 2013 and Amendment No. 5 to the Schedule 13D filed with the SEC on May 5, 2014 by Wilson, DOOH Investments, DOOH Manager, DRW Commodities, LLC (“DRW Commodities”) and DRW Holdings, LLC (“DRW Holdings”), with respect to the securities of RMG Networks Holding Corporation (the “Issuer”).  The purpose of this Amendment is to report the distribution by SCG Financial Holdings, LLC (“Holdings”) to its members, including DOOH Investments, of Issuer common stock and warrants and other matters involving the Issuer and entities related to the Reporting Persons and the Issuer.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On July 10, 2014, Holdings distributed to the members of Holdings an aggregate of 4,000,000 Sponsor Warrants and 1,238,096 shares of the Issuer’s Common Stock, of which 2,000,000 Sponsor Warrants and 619,048 shares of the Issuer’s Common Stock were distributed to DOOH Investments, based on DOOH Investments’ 50%  interest in Holdings under the Operating Agreement.  As previously reported in the Schedule 13D, each of DOOH Investments, DOOH Manager and Wilson was deemed to beneficially own all of the Issuer Common Stock and Sponsor Warrants held directly by Holding prior to such distribution.  DOOH Investments, DOOH Manager and Wilson may continue to be deemed to beneficially own the 2,000,000 Sponsor Warrants and 619,048 shares of Issuer Common stock distributed to DOOH Investments.  DOOH Investments, DOOH Manager and Wilson are no longer deemed to beneficially own the 2,000,000 Sponsor Warrants and 619,048 shares of Issuer Common Stock that Holdings distributed to its other members.

The Reporting Persons did not provide any consideration in exchange for such distribution.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 11, 2014, an entity related to the Reporting Persons (the “Related Loan Party”) and an entity affiliated with Gregory H. Sachs (“Sachs” and such entity, the “Sachs Loan Party”), the Issuer’s Executive Chairman, purchased the rights and assumed the obligations of the lenders under the Credit Agreement, dated April 19, 2013 (as amended, the “Senior Credit Agreement”), by and among the Issuer and certain of its direct and indirect domestic subsidiaries party thereto from time to time as borrowers or as guarantors, and the financial institutions from time to time party thereto as lenders (the “Senior Lenders”).  In addition, Comvest Capital II, L.P. resigned from its position as administrative agent under the Senior Credit Agreement, and DOOH US Holdings LLC, an affiliate of the Reporting Persons, was appointed administrative agent.  The Related Loan Party purchased 50% of the Issuer’s obligations under the Senior Credit Agreement, representing indebtedness in the principal amount of $4,000,000.

CUSIP No.	74966K102	13D/A	Page 8 of 11

On July 15, 2014, the Related Loan Party and the Sachs Loan Party (together, the “New Lenders”) entered into a Third Amendment (the “Third Amendment”) to the Senior Credit Agreement.  Pursuant to the Third Amendment, the New Lenders loaned an additional $4,000,000 to the Issuer, of which $2,000,000 was funded by the Related Loan Party.

In connection with the Third Amendment, the Issuer advised the Reporting Persons that the Issuer’s board of directors would consider an amendment to its bylaws to include a forum selection provision.

Item 5.     Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           Based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, 12,367,756 shares of the Issuer’s Common Stock were outstanding as of April 28, 2014.  Based on the foregoing, (i) the 6,512,545 shares of Common Stock that Wilson may be deemed to beneficially own represent approximately 43.7% of the Common Stock outstanding; (ii) the 4,158,095 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represent approximately 27.9% of the Common Stock outstanding; (iii) the 2,354,450 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represent approximately 19.0% of the Common Stock outstanding; and (iv) the 6,512,545 shares of Common Stock that all of the Reporting Persons collectively may be deemed to beneficially own represent approximately 43.7% of the Common Stock outstanding.

(b)           Pursuant to the Unit Purchase Agreement, DOOH Investments possesses voting discretion (subject to voting restrictions contained in the Letter Agreement) with respect to the 142,857 Founder Shares held directly by Holdings that are subject to the Voting Rights and exercises the Voting Rights through DOOH Manager, which it has appointed as a manager of Holdings.  Wilson ultimately exercises voting discretion on behalf of DOOH Manager, in his capacity as its sole manager.  As a result, each of Wilson, DOOH Manager and DOOH Investments may be deemed to have sole power to direct the vote of the 142,857 Founder Shares that are subject to the Voting Rights and therefore beneficially own such shares.   The two managers of Holdings, DOOH Manager and Gregory H. Sachs (“Sachs”), share the power to dispose, or direct the disposition, of the 285,714 shares of Common Stock held directly by Holdings, subject to restrictions on transfer set forth in the Letter Agreement.   Wilson, in his capacity as the sole manager of DOOH Manager, may also be deemed to share investment discretion with respect all of the 285,714 Founder Shares held directly by Holdings.

CUSIP No.	74966K102	13D/A	Page 9 of 11

Each of Wilson, DOOH Manager and DOOH Investments may also be deemed to have sole voting and sole dispositive power with respect to the 1,624,762 shares of Common Stock held by DOOH Investments, the 533,333 shares of Common Stock issuable upon exercise of the Note Conversion Warrants and the 2,000,000 shares of Common Stock issuable upon exercise of the Sponsor Warrants.

In addition, Wilson is the sole manager of DRW Commodities and DRW Holdings, which owns 100% of the outstanding equity of DRW Commodities, and, as such, each of Wilson, DRW Holdings and DRW Commodities may be deemed to have sole voting and sole dispositive power with respect to the 2,354,450 shares of Common Stock held by DRW Commodities.

 (c)           Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following under the caption “Operating Agreement of Holdings”:

On July 10 2014, DOOH Investments and DOOH Manager entered into the Third Amended and Restated Operating Agreement of Holdings (the “Third Amended and Restated Operating Agreement”) as a member and as a manager, respectively, with Gregory H. Sachs, as a manager; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; Michelle Sibley; Loren Buck; and Kenneth Leonard.  The Third Amended and Restated Operating Agreement reflects the distribution of Common Stock and Sponsor Warrants reported herein, as well as the withdrawal as members of certain members of Holdings.

Item 6 of the Schedule 13D is hereby further amended by adding the following under the caption “Warrants”:

On July 10, 2014, Holdings distributed to the members of Holdings an aggregate of 4,000,000 Sponsor Warrants, of which 2,000,000 Sponsor Warrants were distributed to DOOH Investments.  As a result, Holdings no longer holds any Sponsor Warrants.

Item 7.     Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.17 and 99.18:

Exhibit 99.17    Third Amended and Restated Operating Agreement of SCG Financial Holdings LLC, dated as of July 10, 2014, among, Gregory H. Sachs, as a manager; DOOH Investment Manager LLC, as a manager; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; 2012 DOOH Investments LLC; and Kenneth Leonard.

Exhibit 99.18    Third Amendment to Credit Agreement, dated as of July 15, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 16, 2014).

CUSIP No.	74966K102	13D/A	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2014

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

DOOH INVESTMENT MANAGER LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

DRW COMMODITIES, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

DRW HOLDINGS, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

CUSIP No.	74966K102	13D/A	Page 11 of 11

Exhibit Index

Exhibit 99.17    Third Amended and Restated Operating Agreement of SCG Financial Holdings LLC, dated July 10, 2014, among, Gregory H. Sachs, as a manager; DOOH Investment Manager LLC, as a manager; Gregory H. Sachs, as Trustee of the Gregory H. Sachs Revocable Trust, Under Declaration of Trust Dated April 24, 1998, as Amended and Restated; Gerald M. Sachs, as Trustee of the 2011 Sachs Family Trust; 2012 DOOH Investments LLC; and Kenneth Leonard.

Exhibit 99.18    Third Amendment to Credit Agreement, dated as of July 15, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 16, 2014).